Haemacure Announces Exclusive Marketing Agreement
                                 with Pharmacia


         MONTREAL, Feb. 20/CNW/ - Haemacure Corporation, a leader in the development, marketing and sale of innovative biological adhesives, biomaterials and delivery devices for the acute surgical wound care market, announced today a marketing and sales agreement with Pharmacia Corporation.


Under the three-year renewable agreement, Haemacure will become the U.S. sales and marketing representative for GELFOAM(R) (absorbable gelatin) hemostatic products, which is manufactured and marketed by Pharmacia Corporation. Gelfoam(R) is available in powder, sponge, and film forms and constitutes the best-selling family of topical hemostatic agents in the world. Haemacure, which currently markets the first FDA approved fibrin sealant product, under the brand name HEMASEEL(R) APR, will use its surgically dedicated sales force to promote and sell the Gelfoam(R) product to all surgical specialties.

"The addition of Gelfoam(R) to Haemacure's existing product portfolio is a natural fit", said Marc Paquin, President and CEO of Haemacure Corporation. "Currently, this growing industry has a number of companies with single product offerings. The addition of Gelfoam(R) allows Haemacure to provide our customers with a more comprehensive product offering, while still allowing us to leverage our sales and marketing expertise in the areas of surgical hemostats, adhesives, and tissue sealants".

Gelfoam(R), which had worldwide sales of U.S.$58 million in 2000, is another key strategic addition to the rapidly expanding Haemacure product portfolio. Beside the HEMASEEL(R) APR fibrin sealant product, Haemacure also has developed and added over ten new delivery devices in the past 18 months, including most recently their HemaMyst(TM) aerosol delivery device.

"This arrangement is very positive for both companies. It is expected that in some surgical procedures surgeons will use both Hemaseel APR and Gelfoam products", said Wayne Johnson, Executive Vice President and COO. "Haemacure's sales and marketing team will apply its current resources to both product lines while in surgery, thus increasing exposure and utilization for both HEMASEEL(R) and Gelfoam(R), while increasing the overall profitability for both organizations".

In 1945 Gelfoam(R), became the first hemostatic agent available in the United States. For over 55 years Gelfoam(R) has dominated the topical hemostatic market. When Gelfoam(R) is placed on a bleeding wound, blood is absorbed into the Gelfoam(R) by capillary action. The Gelfoam(R) provides a physical matrix, around which a clot can form, thus enhancing the normal clotting mechanism.

"Haemacure continues to be committed to developing and expanding our dedicated biosurgical sales force, which continues to demonstrate that it is a unique corporate asset. This agreement is consistent with the company's objective to add one new complimentary surgical product per year through internal development, acquisition or licensing", said Marc Paquin.

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Market analysts estimate the U.S. surgical sealant market will exceed U.S.$500 million annually within 5 years. Additionally, Frost & Sullivan has projected the U.S. market for hemostats to reach U.S.$128 million by 2005 with Gelfoam(R) sales representing the largest portion of this market.

Haemacure Corporation is a Canada-based company specializing in the development and commercialization of innovative biological adhesives; biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing offices in Sarasota, Florida through a wholly owned subsidiary. The Company trades under the stock symbol HAE on the Toronto Stock Exchange and brokers in the United States may trade the company's shares on this exchange under a Blue sky Exemption.

For further information: Mr. Marc Paquin, President and CEO, Haemacure Corporation, (941) 364-3700; Mr. James Roberts, VP Finance & Admin., CFO, Haemacure Corporation, (941) 364-3700; Mr. Clement Gagnon, CGE Communication Group, (514) 987-1455; Source: HAEMACURE CORPORATION